SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2007

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐         No  ☒

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2007	December 31, 2006
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$308,685,000	$430,357,000
Marketable securities	—	52,782,000
Notes receivable	4,174,000	4,247,000
Accounts receivable, net of allowance for doubtful accounts of $4,747,000 and $4,167,000 in 2007 and 2006, respectively	128,893,000	80,429,000
Income taxes receivable	7,747,000	2,901,000
Inventories	86,947,000	64,085,000
Deferred income taxes	48,211,000	18,627,000
Prepaid expenses and other	36,741,000	29,763,000

Total current assets	621,398,000	683,191,000

Long-Term Assets:
Property, plant and equipment, net	276,709,000	221,277,000
Goodwill	1,113,497,000	160,141,000
Intangible assets, net	648,860,000	118,492,000
Deferred income taxes	7,534,000	2,409,000
Other assets	27,789,000	26,502,000

Total long-term assets	2,074,389,000	528,821,000

Total assets	$2,695,787,000	$1,212,012,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2007	December 31, 2006
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Line of credit	$6,000	$—
Current portion of long-term debt	—	6,599,000
Current portion of capital lease obligations	2,678,000	823,000
Accounts payable	35,409,000	23,806,000
Accrued and other liabilities	132,816,000	66,197,000
Income taxes payable	12,817,000	13,746,000
Deferred income taxes	3,741,000	5,360,000

Total current liabilities	187,467,000	116,531,000

Long-Term Liabilities:
Long-term debt, net of current portion	949,999,000	489,592,000
Capital lease obligations, net of current portion	33,417,000	12,009,000
Deferred income taxes	183,464,000	21,705,000
Other	12,974,000	6,010,000

Total long-term liabilities	1,179,854,000	529,316,000

Minority interest in consolidated subsidiaries	497,000	—

Commitments and Contingencies
Shareholders’ Equity:
Preference shares, .01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding
Financing preference shares, .01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding
Common shares, .01 EUR par value, authorized—410,000,000 shares, issued and outstanding— 192,694,524 and 150,167,540 shares at September 30, 2007 and December 31, 2006, respectively	2,138,000	1,535,000
Additional paid-in capital	886,198,000	178,656,000
Retained earnings	373,779,000	344,739,000
Accumulated other comprehensive income	65,854,000	41,235,000

Total shareholders’ equity	1,327,969,000	566,165,000

Total liabilities and shareholders’ equity	$2,695,787,000	$1,212,012,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,
	2007	2006
Net sales	$176,632,000	$117,939,000
Cost of sales	50,695,000	36,167,000
Cost of sales—acquisition related	1,343,000	—
Cost of sales—acquisition related intangible amortization	8,406,000	1,708,000

Gross profit	116,188,000	80,064,000

Operating Expenses:
Research and development	17,870,000	10,125,000
Sales and marketing	45,162,000	28,707,000
General and administrative	21,470,000	12,389,000
Purchased in-process research and development	25,900,000	—
Acquisition, integration and related costs	4,546,000	1,449,000
Acquisition related intangible amortization	2,951,000	651,000

Total operating expenses	117,899,000	53,321,000

(Loss) income from operations	(1,711,000)	26,743,000

Other Income (Expense):
Interest income	5,414,000	5,817,000
Interest expense	(10,742,000)	(4,546,000)
Other income, net	1,084,000	262,000

Total other (expense) income, net	(4,244,000)	1,533,000

(Loss) income before provision for income taxes and minority interest	(5,955,000)	28,276,000
Provision for income taxes	1,380,000	8,918,000
Minority interest income	(7,000)	—

Net (loss) income	$(7,328,000)	$19,358,000

Basic net (loss) income per common share	$(0.04)	$0.13

Diluted net (loss) income per common share	$(0.04)	$0.13

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Nine Months Ended September 30,
	2007	2006
Net sales	$439,550,000	$339,887,000
Cost of sales	131,201,000	101,683,000
Cost of sales—acquisition related	1,343,000	1,745,000
Cost of sales—acquisition related intangible amortization	12,256,000	4,346,000

Gross profit	294,750,000	232,113,000

Operating Expenses:
Research and development	42,091,000	30,548,000
Sales and marketing	108,460,000	83,888,000
General and administrative	48,760,000	36,499,000
Purchased in-process research and development	25,900,000	300,000
Acquisition, integration and related costs	6,582,000	4,979,000
Acquisition related intangible amortization	4,357,000	1,411,000
Relocation and restructuring costs	478,000	785,000

Total operating expenses	236,628,000	158,410,000

Income from operations	58,122,000	73,703,000

Other Income (Expense):
Interest income	15,840,000	10,800,000
Interest expense	(20,356,000)	(7,938,000)
Other income, net	1,965,000	1,679,000

Total other (expense) income, net	(2,551,000)	4,541,000

Income before provision for income taxes and minority interest	55,571,000	78,244,000
Provision for income taxes	20,456,000	27,152,000
Minority interest income	(7,000)	—

Net income	$35,122,000	$51,092,000

Basic net income per common share	$0.22	$0.34

Diluted net income per common share	$0.21	$0.33

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2007	2006
Cash Flows from Operating Activities:
Net income	$35,122,000	$51,092,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	37,908,000	21,965,000
Provision for losses on accounts receivable	734,000	393,000
Deferred income taxes	(13,967,000)	1,879,000
Purchased in-process research and development	25,900,000	300,000
Non-cash acquisition related costs	1,343,000	4,134,000
Loss (gain) on disposition of property and equipment	1,423,000	(53,000)
Minority interest	(7,000)	—
Gain on equity method investees	(902,000)	(799,000)
Incremental tax benefit from exercise of non-qualified stock options	(9,368,000)	(3,281,000)
Share-based compensation	3,990,000	187,000
Other	694,000	500,000

Decrease (increase) in:
Notes receivable	255,000	623,000
Accounts receivable	(13,681,000)	(3,471,000)
Inventories	(7,209,000)	(2,229,000)
Income tax receivable	832,000	(148,000)
Prepaid expenses and other	(7,473,000)	(5,046,000)
Other assets	(1,509,000)	1,040,000

Increase (decrease) in:
Accounts payable	(3,418,000)	8,635,000
Accrued liabilities	4,806,000	(8,739,000)
Income taxes payable	5,544,000	689,000
Other	1,679,000	1,856,000

Net cash provided by operating activities	62,696,000	69,527,000

Cash Flows from Investing Activities:
Purchases of land, property and equipment	(23,837,000)	(18,075,000)
Proceeds from sale of property	602,000	691,000
Proceeds from sales of marketable securities	299,005,000	20,000,000
Purchases of marketable securities	(45,444,000)	(5,000,000)
Purchase of intangibles	(19,686,000)	(4,671,000)
Cash paid for acquisitions, net of cash acquired	(858,770,000)	(61,342,000)
Other	489,000	447,000

Net cash used in investing activities	(647,641,000)	(67,950,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Nine Months Ended September 30,
	2007	2006
Cash Flows from Financing Activities:
Proceeds from the issuance of debt	780,005,000	295,022,000
Repayment of debt	(337,737,000)	(9,825,000)
Principal payments on capital leases	(1,321,000)	(503,000)
Proceeds from subscription receivable	571,000	470,000
Issuance of common shares	30,791,000	8,901,000
Excess tax benefits from stock-based compensation	9,368,000	3,281,000

Net cash provided by financing activities	481,677,000	297,346,000

Effect of exchange rate changes on cash and cash equivalents	(18,404,000)	1,361,000
Net (decrease) increase in cash and cash equivalents	(121,672,000)	300,284,000
Cash and cash equivalents, beginning of period	430,357,000	191,700,000

Cash and cash equivalents, end of period	$308,685,000	$491,984,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$14,807,000	$4,925,000
Cash paid for income taxes	$20,002,000	$18,210,000
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$59,000	$175,000
Details of Acquisitions:
Fair value of tangible and intangible assets of acquired businesses	$1,759,492,000	$73,800,000
Cash paid for acquired businesses, net of cash acquired	(852,186,000)	(61,342,000)
Fair value of common stock issued	(651,623,000)	—
Fair value of equity awards exchanged	(33,211,000)	—

Liabilities assumed of acquired businesses	$222,472,000	$12,458,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

Certain reclassifications of prior period amounts have been made to conform to the current period presentation. Amounts reported in prior periods as acquisition related intangible amortization within operating expenses are now included as a separate component of cost of sales.

2. Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim period, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. The cumulative effect of approximately $6.1 million related to the adoption of FIN 48 was recorded as a reduction to retained earnings.

In June 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company adopted this consensus as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Company adopted SFAS 155 as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

New Accounting Standards Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this standard as required on January 1, 2008, and management is currently assessing the effect SFAS 157 will have on the Company’s results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company is evaluating the impact of adopting this standard.

3. Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 18.7 million shares of common stock reserved and available for issuance under this plan at September 30, 2007.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans, and a total of 4.5 million shares of the Company’s common stock has been reserved for issuances under these plans. The total reserved for issuance under these plans includes all options and other awards that the Company has assumed in connection with the acquisition of Digene Corporation.

Stock Options

Generally, stock options vest over a three-year period. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with SFAS No. 123(R) and Staff Accounting Bulletin No. 107 (SAB 107). In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends. Since 2001, the Company’s annual volatility has ranged from 75 percent in 2001 to 26 percent in 2005 with an average of 57 percent during the five-year period.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company used SAB 107’s simplified method for estimating the expected term of share-based awards granted in 2007 and 2006.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the periods ended September 30, 2007 and 2006, the estimated weighted average forfeiture rate was 7.0% and 9%, respectively.

During the three- and nine-month periods ended September 30, 2007, the Company granted options to purchase 45,900 and 368,098 common shares, respectively. During the three- and nine-month periods ended September 30, 2006, the Company granted options to purchase 17,500 shares. Following are the weighted-average assumptions used in valuing the stock options granted to employees during the three-month periods ended September 30, 2007 and 2006:

	2007	2006
Stock price volatility	33.8%	43.0%
Risk-free interest rate	3.99%	4.95%
Expected life (in years)	4.5	6
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of September 30, 2007 and changes during the nine months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	11,716,539	$13.43
Assumed in acquisition	4,139,854	$9.20
Granted	368,098	$16.87
Exercised	(3,360,956)	$9.16
Forfeited and cancelled	(304,430)	$15.14

Outstanding at September 30, 2007	12,559,105	$13.25	5.65	$92,345,549

Exercisable at September 30, 2007	12,008,671	$13.10	5.39	$92,736,612

Vested and expected to vest at September 30, 2007	12,511,598	$13.24	0.05	$92,204,748

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4,139,854 stock options in the Company’s common stock. The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2007 was $5.88 and $6.94, respectively. For the three and nine months ended September 30, 2007, options to purchase 2.8 million and 3.4 million shares, respectively, were exercised. The total intrinsic value of options exercised during the three- and nine-month periods ended September 30, 2007 was $22.9 million and $27.9 million, respectively. For the three- and nine-month periods ended September 30, 2006, options to purchase 292,235 and 1,313,805 shares, respectively, were exercised. The total intrinsic value of options exercised during the three- and nine-month periods ended September 30, 2006 was $1.7 million and $10 million, respectively.

At September 30, 2007, the unrecognized share-based compensation expense related to employee stock option awards is approximately $2.8 million and will be recognized over a weighted average period of approximately 1.40 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5.5%. At September 30, 2007, there was $23.2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.24 years.

The weighted average grant date fair value of restricted stock units granted during the nine months ended September 30, 2007 was $16.55. A summary of the Company’s restricted stock units as of September 30, 2007 and changes during the nine months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	—
Granted	864,855
Assumed in acquisition	405,812
Released	(13,468)
Forfeited and cancelled	(6,815)

Outstanding at September 30, 2007	1,250,384	3.24	$24,269,953

Vested and expected to vest at September 30, 2007	1,087,755	3.19	$21,113,323

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s restricted stock units into 405,812 restricted stock units of the Company’s common stock.

Compensation Expense

Total share-based compensation expense for the three and nine months ended September 30, 2007 totaled approximately $2.8 million and $4.0 million, respectively. For the three and nine months ended September 30, 2006, share-based compensation expense totaled approximately $43,000 and $187,000, respectively. No share-based compensation cost was capitalized in inventory in 2007 or 2006 as the amounts were not material.

4. Net (Loss) Income Per Common Share

Net (loss) income per common share for the three and nine months ended September 30, 2007 and 2006 are based on the weighted average number of common shares outstanding and the dilutive effect of equity awards and warrants outstanding. The effects of outstanding stock options and other potential stock issuances were not included in the computation of diluted loss per share for the three months ended September 30, 2007, because to do so would have been antidilutive for the period presented.

The following schedule summarizes the information used to compute net (loss) income per common share:

	Three Months Ended September 30,
	2007	2006
Weighted average number of common shares used to compute basic net income per common share	177,919,000	149,686,000
Dilutive effect of warrants	—	1,525,000
Dilutive effect of stock options and restricted stock units	—	2,544,000

Weighted average number of common shares used to compute diluted net income (loss) per common share	177,919,000	153,755,000

Outstanding stock options and restricted stock units having no dilutive effect, not included in above calculation	2,591,000	3,313,000

Outstanding warrants having no dilutive effect, not included in above calculation	23,758,000	25,716,000

Due to the net loss for the three-month period ended September 30, 2007, stock options and restricted stock units representing approximately 4.3 million weighted-average shares of common stock and warrants representing approximately 3.3 million shares of common stock were excluded in the computation of diluted net loss per share because the impact would have been antidilutive.

	Nine Months Ended September 30,
	2007	2006
Weighted average number of common shares used to compute basic net income per common share	159,651,000	149,347,000
Dilutive effect of warrants	3,105,000	1,146,000
Dilutive effect of stock options and restricted stock units	3,438,000	2,613,000

Weighted average number of common shares used to compute diluted net income per common share	166,193,000	153,106,000

Outstanding stock options and restricted stock units having no dilutive effect, not included in above calculation	2,534,000	3,407,000

Outstanding warrants having no dilutive effect, not included in above calculation	23,877,000	20,933,000

5. Acquisitions

On July 9, 2007, the Company completed the acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received $0.65 in cash and 0.0416 common shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately $30.3 million, consisting of approximately $14.6 million in cash, including direct acquisition costs of approximately $599,000 and net of $202,000 cash acquired, and 873,911 common shares of QIAGEN stock valued at $15.7 million.

On June 3, 2007, the Company and Digene Corporation (NASDAQ: DIGE) announced that they had entered into a merger agreement, under which QIAGEN would acquire Digene in a transaction consisting of 55% cash and 45% QIAGEN common shares and would combine the Company’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in human papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. On July 26, 2007, the Company successfully completed its exchange offer and on July 30, 2007, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $855.1 million in cash, including direct acquisition costs of approximately $18.5 million, 39.6 million common shares of QIAGEN stock valued at $636.0 million and $33.2 million in exchanged equity awards. The estimated fair value of common shares was determined using an average price of $16.05 per share, which was determined by averaging the closing price of our common stock from two trading days before to two trading days after the announcement date in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0.73 to 1.46 years, risk-free interest rate ranging from 4.67% to 4.75%, expected volatility ranging from 26.5% to 26.9% and no dividend yield. As of September 30, 2007, approximately 1.3 million shares of the purchase price, valued at $20.2 million, were remaining to be issued.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisition of Digene and the determinations of the final accrual amounts for the restructuring in connection with the acquisition of Digene.

2007 Acquisitions

The allocation of the purchase price and estimated transaction costs as of September 30, 2007 is preliminary and based on information that was available to management at the time the financial statements were prepared. The preliminary allocation is as follows:

	eGene Acquisition	Digene Acquisition
Purchase Price:
Stock issued or to be issued	$15,672,000	$635,951,000
Cash, including direct costs	14,790,000	855,132,000
Exchanged equity awards	—	33,211,000
Cash acquired	(202,000)	(17,534,000)

	$30,260,000	$1,506,760,000

Preliminary Allocation:
Working capital	$(2,973,000)	$198,777,000
Fixed and other long-term assets	234,000	40,341,000
Acquired intangible assets	13,100,000	504,000,000
Goodwill	24,284,000	924,829,000
Purchased in-process research and development expense	900,000	25,000,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,569,000)	(155,480,000)
Liabilities assumed	(716,000)	(30,707,000)

	$30,260,000	$1,506,760,000

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

	eGene Acquisition	Digene Acquisition
Customer relationships	$700,000	$93,000,000
Product technology and know how	12,400,000	252,000,000
Patented technology	—	138,000,000
Tradename	—	21,000,000

	$13,100,000	$504,000,000

The weighted-average amortization periods for the customer relationships, product technology and know-how, patented technology and tradename acquired in 2007 are 12 years, 10 years, 12 years and 12 years, respectively. The weighted-average amortization period for all intangible assets acquired in 2007 is 11 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In accordance with FASB SFAS No. 2, Accounting for Research and Development Costs, as interpreted by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In the third quarter of 2007, a charge of $25.9 million was recorded for purchased in-process research and development in connection with the business combinations, based on preliminary allocations of the purchase prices.

The $25.0 million purchased in-process research and development in connection with the acquisition of Digene, represents the estimated fair value of Digene’s incomplete research and development programs that had not yet reached technological feasibility and had no alternative future uses as of the acquisition date and, therefore, the amount was expensed upon acquisition.

While the in-process research and development programs were expected to represent new differentiating technologies, the revenues forecasted for these projects were a minor component of the overall projected revenues. A summary of these in-process research and development programs as of the acquisition date is as follows:

•	Genotyping Tests—an in vitro nucleic acid target amplification assay to specifically identify high-risk HPV types. The project was approximately 70% complete at the valuation date.

•	Asuragen CF—involves the development and marketing of cystic fibrosis (CF) screening products. The project was approximately 50% complete at the valuation date.

•

Fast HPV—a low-cost product that is designed to meet the needs of the developing world and run in low resource settings without main electricity and in temperature extremes. The project was approximately 70% complete at the valuation date.

•	Genotyping LMX—an in vitro nucleic acid target amplification assay for multiplex detection. The project was approximately 45% complete at the valuation date.

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. We estimated the fair value of the purchased in-process research and development using a present value discount rate of 15%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Digene’s internal rates for similar research and development projects, and we believe represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. We believe the assumptions used in valuing in-process research and development are reasonable, but they are inherently uncertain.

Pro forma results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the three-month period ended September 30, 2007 and 2006, pro forma net sales would have been $178.5 million and $164.1 million, pro forma net income would have been $15.9 million and $17.0 million, and pro forma basic and diluted net income per common share would have been $0.09 and $0.11, respectively. For the nine-month period ended September 30, 2007 and 2006, pro forma net sales would have been $550.1 million and $468.8 million, pro forma net income would have been $49.1 million and $37.5 million, pro forma basic net income per common share would have been $0.31 and $0.25, and pro forma diluted net income per common share would have been $0.30 and $0.24, respectively. The 2007 pro forma data excludes a $25.9 million charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

The Company has undertaken restructuring activities at the 2007 acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheet.

Changes in the acquisition accrual for the nine-month period ended September 30, 2007 for the 2007 acquisitions are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
Amounts accrued	$1,423,000	$1,705,000	$633,000	$3,761,000
Amounts paid in cash or settled	—	—	(366,000)	(366,000)

ACCRUAL BALANCE AT SEPTEMBER 30, 2007	$1,276,000	$1,705,000	$267,000	$3,395,000

The changes in accrued acquisition expenses for acquisitions completed during 2006 are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2006	$773,000	$1,967,000	$538,000	$3,278,000
Amounts accrued	221,000	129,000	709,000	1,059,000
Amounts paid in cash or settled	(983,000)	(2,096,000)	(1,203,000)	(4,282,000)

ACCRUAL BALANCE AT SEPTEMBER 30, 2007	$11,000	$—	$44,000	$55,000

6. Variable Interest Entities

FASB revised Interpretation No. 46 (FIN 46(R)), “Consolidation of Variable Interest Entities,” requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

Since November 1999, the Company has had a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46(R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the period ended September 30, 2007.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing convertible debt in 2004. During the first quarter of 2006, the Company established QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance) for the purpose of issuing additional convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 Notes and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46(R), QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7. Debt

On July 30, 2007, the Company repaid debt of EUR 5.0 million, which was due in June 2008, and a note payable of EUR 25.0 million, which was due in annual installments through June 2011. The Company has seven separate lines of credit with borrowing availability of approximately $164 million with variable interest rates, $6,000 of which was utilized at September 30, 2007.

At September 30, 2007, long-term debt totaled approximately $950 million, none of which is current.

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement, and the $100 million bridge loan will mature in six months from the date of the agreement. The $150 million credit facility will also expire in five years from the date of the agreement. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2007.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At September 30, 2007, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in August 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.9 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At September 30, 2007, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

8. Inventories

The components of inventories consist of the following as of September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Raw materials	$24,610,000	$22,376,000
Work in process	37,143,000	23,229,000
Finished goods	25,194,000	18,480,000

Total inventories	$86,947,000	$64,085,000

9. Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2007 and December 31, 2006:

	September 30, 2007		December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$209,286,000	$(18,944,000)	$41,362,000	$(11,744,000)
Developed technology	346,053,000	(22,182,000)	78,814,000	(11,690,000)
Customer base and trademarks	141,489,000	(6,842,000)	24,220,000	(2,470,000)

	$696,828,000	$(47,968,000)	$144,396,000	$(25,904,000)

Unamortized Intangible Assets:
Goodwill	$1,113,497,000		$160,141,000

The changes in the carrying amount of goodwill for the three and nine months ended September 30, 2007 relate to new acquisitions, purchase price adjustments, primarily due to tax matters in connection with 2006 acquisitions, milestone payments and foreign currency translation.

Amortization expense on intangible assets totaled approximately $12.8 million and $20.0 million and $2.9 million and $7.3 million, respectively, for the three- and nine-month periods ended September 30, 2007 and 2006. Amortization of intangibles for the next five years is expected to be approximately:

2008	$63,614,000
2009	$63,187,000
2010	$62,732,000
2011	$61,713,000
2012	$60,751,000

10. Income Taxes

The provision for income taxes for the three- and nine-month periods ended September 30, 2007 and 2006 is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. Effective January 1, 2007, The Netherlands corporate tax rate decreased to 25% from 29.6%. In addition, the Company’s newer subsidiaries in Asia, including Singapore and Korea, which joined the consolidated group in the later half of 2006, have lower tax rates of 25% and 27%, respectively. Thus, in 2007, an increasing portion of the Company’s pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006.

In the three- and nine-month periods ended September 30, 2007, the effective tax rate was 23% and 37% respectively compared to the effective rate of 32% and 35% in the three- and nine-month periods ended September 30, 2006, respectively. Further, the effective tax rates during 2007 and 2006 include the impacts from non-recurring acquisition related charges which were recorded without any related tax benefit as well as a $2.2 million tax benefit which was recognized during the three and nine-months ended September 30, 2007 as the result of the expiration of related statute of limitations.

The Company adopted the provisions of FIN 48 on January 1, 2007 which resulted in a decrease of approximately $6.1 million to the January 1, 2007 balance of retained earnings. As of the date of adoption, the Company’s unrecognized tax benefits totaled approximately $12.9 million, of which $9.4 million in benefits, if recognized, would favorably affect our effective tax rate in future periods. The remaining $3.5 million in unrecognized tax benefits are related to acquired net operating losses for which no deferred tax benefit has been recorded.

At September 30, 2007, the Company’s unrecognized tax benefits totaled approximately $12.1 million, of which $9.1 million in benefits, if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately $6.7 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing and uncertain tax positions in Germany as a result of the Company’s reorganization efforts in 2002. These matters are expected to be settled either in the course of the ongoing tax audit in Germany or when the statute of limitations expire. We cannot reasonably estimate the range of the potential outcomes from these matters.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At the date of adoption of FIN 48, the Company had $1.5 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. At September 30, 2007, the amount of accrued interest increased to $1.7 million, with approximately $72,000 net interest income recognized during the three-months ended September 30, 2007 and $523,000 of net interest expense recognized during the nine-months ended September 30, 2007.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases the Company has accrued for such taxes.

11. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2006 to September 30, 2007 and from December 31, 2005 to September 30, 2006, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535,000	$178,656,000	$344,739,000	$41,235,000	$566,165,000

Net income	—	—	—	35,122,000	—	35,122,000
Proceeds from subscription receivable	—	—	571,000	—	—	571,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,910,000)	(1,910,000)
Realized gain, net on marketable securities	—	—	—	—	(1,000)	(1,000)
Unrealized gain, net on forward contracts	—	—	—	—	1,276,000	1,276,000
Realized gain, net on forward contracts	—	—	—	—	(236,000)	(236,000)
Unrealized loss, net on pension	—	—	—	—	(31,000)	(31,000)
Translation adjustment	—	—	—	—	25,521,000	25,521,000
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082,000)	—	(6,082,000)
Stock issued for the acquisition of eGene Inc.	808,044	12,000	14,479,000	—	—	14,491,000
Stock issued for the acquisition of Digene Corp.	38,357,984	545,000	615,177,000	—	—	615,722,000
Equity awards issued in connection with the Digene acquisition	—	—	33,212,000	—	—	33,212,000
Issuance of common shares in connection with stock option exercises	3,360,956	46,000	30,745,000	—	—	30,791,000
Share-based compensation	—	—	3,990,000	—	—	3,990,000
Incremental tax benefit from exercise of non-qualified stock options	—	—	9,368,000	—	—	9,368,000

BALANCE AT SEPTEMBER 30, 2007	192,694,524	$2,138,000	$886,198,000	$373,779,000	$65,854,000	$1,327,969,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2005	148,455,864	$1,513,000	$157,796,000	$274,200,000	$16,948,000	$450,457,000

Net income	—	—	—	51,092,000	—	51,092,000
Proceeds from subscription receivable	—	—	470,000	—	—	470,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,081,000)	(1,081,000)
Unrealized gain, net on forward contracts	—	—	—	—	1,071,000	1,071,000
Translation adjustment	—	—	—	—	14,361,000	14,361,000
Issuance of common shares in connection with stock option exercises	1,313,905	16,000	8,885,000	—	—	8,901,000
Share-based compensation	—	—	187,000	—	—	187,000
Incremental tax benefit from exercise of non-qualified stock options	—	—	3,281,000	—	—	3,281,000

BALANCE AT SEPTEMBER 30, 2006	149,769,769	$1,529,000	$170,619,000	$325,292,000	$31,299,000	$528,739,000

12. Comprehensive Income

The components of comprehensive income for the three- and nine-month periods ended September 30, 2007 and 2006 are as follows:

	Three Months Ended September 30,
	2007	2006
Net income (loss)	$(7,328,000)	$19,358,000
Net unrealized loss on marketable securities	(136,000)	(37,000)
Net realized loss on marketable securities	(1,000)	—
Net unrealized loss on pensions	(31,000)	—
Net realized gain on forward contracts	1,467,000	—
Net unrealized (loss) gain on forward contracts	(818,000)	425,000
Foreign currency translation gain (loss) adjustments	16,975,000	(3,039,000)

Comprehensive income	$10,128,000	$16,707,000

	Nine Months Ended September 30,
	2007	2006
Net income	$35,122,000	$51,092,000
Net unrealized (loss) on marketable securities	(1,910,000)	(1,081,000)
Net realized loss on marketable securities	(1,000)	—
Net unrealized loss on pensions	(31,000)	—
Net realized loss on forward contracts	(236,000)	—
Net unrealized gain on forward contracts	1,276,000	1,071,000
Foreign currency translation gain adjustments	25,521,000	14,361,000

Comprehensive income	$59,741,000	$65,443,000

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Net unrealized (loss) gain on marketable securities	$(507,000)	$1,404,000
Net unrealized gain (loss) on forward contracts, net of tax of $320,000 and $175,000 in 2007 and 2006, respectively	750,000	(289,000)
Transition adjustment upon adoption of FAS 158, net of tax of $98,000 and $129,000 in 2007 and 2006, respectively	(235,000)	(204,000)
Foreign currency translation adjustments	65,846,000	40,324,000

Accumulated other comprehensive income	$65,854,000	$41,235,000

13. Commitments and Contingencies

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $28.5 million based on the achievement of certain revenue and operating results milestones as follows: $4.8 million in 2007, $6.7 million in 2008, $4.0 million in 2009, and $13.0 million payable in any 12 month period from now until 2010 if revenues exceed certain amounts and $1.0 million payable upon the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of September 30, 2007 appropriately reflects the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of September 30, 2007, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition. As a result of the acquisition of Digene, the Company is now involved in various claims and legal proceedings of a nature considered normal to the business including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (“Third Wave”) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (“the ‘715 patent”), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a motion seeking to certify a judgment of non-infringement as final, so that the judgment may be immediately appealed. In addition, Digene also filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. Neither motion has been decided. A trial on the merits is scheduled for February 2008. Digene intends to vigorously defend itself against Third Wave’s counterclaims.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (“Ventana”) in the United States District Court for the District of Delaware. Digene alleges that Ventana is infringing one or more claims of United States Patent No. 4,849,331 (“the ‘331patent”) and United States Patent No. 4,849,332 (“the ‘332 patent”). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (“Beckman”) human papilloma virus business. On October 18, 2002, Digene filed a motion to add Beckman as a co-defendant in the infringement action, and on December 10, 2002, the court granted the motion. Subsequently, Beckman filed a motion seeking to compel arbitration, which motion was granted. As a matter of judicial economy, the court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (“AAA”) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible. On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The court, however, noted that there remains a substantial question as to whether Ventana has a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana is continuing, and trial has been set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana is now solely based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). The parties also served their opening expert reports on infringement and invalidity on October 12, 2007; the damages expert report was served October 19, 2007 and responsive/rebuttal reports are due on November 4, 2007 for infringement/invalidity and on November 14, 2007 for damages. Expert discovery and depositions will commence with in the next month prior to trial. Currently, the parties are preparing the joint Pre-Trial Order which is due on November 20, 2007, and corporate depositions pursuant to Civil Rule 30(b)(6) are ongoing. Trial is scheduled for December 17 through 21, 2007 in Wilmington, Delaware. Digene intends to vigorously pursue this case.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively “Roche”) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. It is believed that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (“Gen-Probe”) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that its Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the “Motion”) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. To date, the parties have served limited discovery (requests for documents). Digene’s response to the Motion is due on November 30, 2007. A hearing for the Motion is set for January 17, 2008 in New York. The trial before the Panel is scheduled for October 27, 2008 to November 14, 2008. Digene intends to vigorously pursue this case.

14. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. In 2006, considering recent acquisitions, the Company revised its segment presentation. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended September 30,
Net Sales	2007	2006
North America	$134,475,000	$82,725,000
Germany	66,769,000	56,115,000
Switzerland	13,502,000	9,529,000
Asia	16,479,000	12,770,000
Rest of World	35,144,000	26,349,000
Corporate	87,000	181,000

Subtotal	266,456,000	187,669,000
Intersegment Elimination	(89,824,000)	(69,730,000)

Total	$176,632,000	$117,939,000

	Nine Months Ended September 30,
Net Sales	2007	2006
North America	$317,020,000	$238,675,000
Germany	195,131,000	160,045,000
Switzerland	37,881,000	26,382,000
Asia	48,484,000	33,823,000
Rest of World	104,497,000	78,141,000
Corporate	268,000	480,000

Subtotal	703,281,000	537,546,000
Intersegment Elimination	(263,731,000)	(197,659,000)

Total	$439,550,000	$339,887,000

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

	Three Months Ended September 30,
Intersegment Sales	2007	2006
North America	$(38,248,000)	$(28,996,000)
Germany	(40,536,000)	(33,858,000)
Switzerland	(10,435,000)	(6,583,000)
Asia	(352,000)	(274,000)
Rest of World	(253,000)	(10,000)
Corporate	—	(9,000)

Total	$(89,824,000)	$(69,730,000)

	Nine Months Ended September 30,
Intersegment Sales	2007	2006
North America	$(116,509,000)	$(86,371,000)
Germany	(118,065,000)	(93,288,000)
Switzerland	(27,490,000)	(17,609,000)
Asia	(1,177,000)	(343,000)
Rest of World	(490,000)	(23,000)
Corporate	—	(25,000)

Total	$(263,731,000)	$(197,659,000)

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

	Three Months Ended September 30,
Operating Income (Loss)	2007	2006
North America	$(16,353,000)	$7,559,000
Germany	15,396,000	13,203,000
Switzerland	(311,000)	(241,000)
Asia	1,215,000	1,775,000
Rest of World	4,837,000	4,076,000
Corporate	(2,031,000)	(1,011,000)

Subtotal	2,753,000	25,361,000
Intersegment Elimination	(4,464,000)	1,382,000

Total	$(1,711,000)	$26,743,000

	Nine Months Ended September 30,
Operating Income (Loss)	2007	2006
North America	$6,623,000	$27,605,000
Germany	47,682,000	36,974,000
Switzerland	(400,000)	(2,131,000)
Asia	3,977,000	5,779,000
Rest of World	16,828,000	11,451,000
Corporate	(5,783,000)	(5,120,000)

Subtotal	68,927,000	74,558,000
Intersegment Elimination	(10,805,000)	(855,000)

Total	$58,122,000	$73,703,000

The Corporate component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets	September 30, 2007	December 31, 2006
North America	$1,877,244,000	$313,599,000
Germany	400,913,000	352,173,000
Switzerland	94,290,000	93,134,000
Asia	75,312,000	71,580,000
Rest of World	111,417,000	103,205,000
Corporate	1,769,474,000	1,360,732,000

Subtotal	4,328,650,000	2,294,423,000
Intersegment Elimination	(1,632,863,000)	(1,082,411,000)

Total	$2,695,787,000	$1,212,012,000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the United States, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers serving more than 30 countries. We employ more than 2,600 people in over 30 locations worldwide.

Since 2001, we have had compound annual growth rate of approximately 13% in net sales and 24% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

In April 2007, we announced that our subsidiary QIAGEN North American Holdings, Inc. has signed a definitive merger agreement with eGene, Inc. (OTCBB: EGEI) pursuant to which eGene would become a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The acquisition was completed in July 2007.

On July 30, 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. In the aggregate, the consideration totaled approximately $1.5 billion including cash and equity. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

On a consolidated basis, there was an operating loss of $1.7 million in the three-month period ended September 30, 2007 compared to the operating income of $26.7 million in the same period of 2006, and in the nine-month period ended September 30, 2007 decreased to $58.1 million from $73.7 million in the same period in 2006. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of certain of our facilities formerly located in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous relocation and restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following tables set forth operating income by segment for the three and nine months ended September 30, 2007 and 2006. Further segment information can be found in Note 14 in the accompanying financial statements.

	Three Months Ended September 30,
Operating Income (Loss)	2007	2006
North America	$(16,353,000)	$7,559,000
Germany	15,396,000	13,203,000
Switzerland	(311,000)	(241,000)
Asia	1,215,000	1,775,000
Rest of World	4,837,000	4,076,000
Corporate	(2,031,000)	(1,011,000)

Subtotal	2,753,000	25,361,000
Intersegment Elimination	(4,464,000)	1,382,000

Total	$(1,711,000)	$26,743,000

	Nine Months Ended September 30,
Operating Income (Loss)	2007	2006
North America	$6,623,000	$27,605,000
Germany	47,682,000	36,974,000
Switzerland	(400,000)	(2,131,000)
Asia	3,977,000	5,779,000
Rest of World	16,828,000	11,451,000
Corporate	(5,783,000)	(5,120,000)

Subtotal	68,927,000	74,558,000
Intersegment Elimination	(10,805,000)	(855,000)

Total	$58,122,000	$73,703,000

Operating income in North America decreased in the three- and nine-month periods ended September 30, 2007 compared to the same periods of 2006. The United States experienced an increase in sales, however, operating expenses in the United States were also higher as a result of the recent acquisitions, in particular the third quarter 2007 acquisition of Digene, as well as integration and relocation efforts.

In Germany, operating income was higher in the three- and nine-month periods ended September 30, 2007 compared to the same periods of 2006 primarily due to an increase in sales partially offset by an increase in research and development expense as a result of intercompany transfers of technology and license agreements.

In Switzerland, the decrease in operating loss in the nine-month period ended September 30, 2007 compared to the same period of 2006 was primarily due to an increase in instrumentation sales as well as a decrease in research and development expense as a result of intercompany transfers of technology and license agreements.

The net decrease in operating income in our Asia segment is primarily due to increases in operating income in China and our new expansions in Korea and Singapore, offset by results from our Japanese subsidiary which, during the three- and nine-month periods ended September 30, 2007, experienced lower gross margins as compared to the same periods in 2006 as a result of intercompany transfer prices.

The operating income increase in our Rest of World segment is primarily due to increased sales in the third quarter of 2007 as compared to the same period in 2006.

Third Quarter and Nine Months Ended September 30, 2007 Compared to 2006

Net Sales

In the third quarter of 2007, net sales increased 50% to $176.6 million compared to $117.9 million in the third quarter of 2006. In the third quarter of 2007 compared to the same period in 2006, net sales in Germany increased 18%, net sales in Asia increased 29%, primarily driven by Singapore, China, and Korea, net sales in North America increased 79%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 32%. The increase in sales in each of these regions was primarily the result of an increase in our consumables products sales which experienced an overall growth rate of 50% in the third quarter of 2007 as compared to the same period in 2006. The increase in consumable sales includes organic growth (10%) and sales from our recently acquired businesses (35%). During the third quarter of 2007, sales from our instrumentation products increased 4% compared to the same period in 2006. Sales of our other offerings, primarily services, which represented 1% of our third quarter 2007 net sales, increased 99% in the third quarter of 2007 as compared to the same period in 2006.

In the nine-month period ended September 30, 2007, net sales increased 29% to $439.5 million compared to $339.9 million in the same period of 2006. In the nine-month period ended September 30, 2007, net sales in Germany increased 15%, net sales in Asia increased 41%, primarily driven by increases in Singapore, China, and Korea, net sales in North America increased 32%, primarily due to the acquisition of Digene, and net sales in Rest of World increased 33%.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During the third quarter of 2007, we introduced 22 new products in pre-analytical sample management, assay technologies and molecular diagnostic assays.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three and nine months ended September 30, 2007 as compared to the same periods in 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 45% and 25%, respectively, as compared to the reported increase of 50% and 29%, respectively.

Gross Profit

Gross profit was $116.2 million, or 66% of net sales, in the quarter ended September 30, 2007 as compared to $80.1 million, or 68% of net sales, for the same period in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 66% in the third quarter of 2007 as compared to the gross margin of 68% in the third quarter of 2006 reflects the impact from the increase in instrument sales in 2007, including our new QIAcube instrument which began shipping in April 2007. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During both the three-month periods ended September 30, 2007 and 2006, instrumentation sales represented approximately 9% of our total sales.

In addition, during the third quarter of 2007, a total of $1.3 million was expensed to acquisition related costs within cost of sales. Included within this amount is approximately $300,000 of inventory which has been written off as a result of the acquisitions as well as $1.0 million in cost related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. During the three-month periods ended September 30, 2007 and 2006, the amortization expense on acquisition related intangibles within cost of sales increased to $8.4 million in 2007 as compared to $1.7 million in 2006, respectively. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

Gross profit for the nine-month period ended September 30, 2007 was $294.8 million, or 67% of net sales, as compared to $232.1 million, or 67% of net sales, for the same period in 2006.

Research and Development

Research and development expenses increased 76% to $17.9 million (10% of net sales) in the third quarter of 2007 compared to $10.1 million (9% of net sales) in the same period of 2006. Using identical foreign exchange rates for both quarters, research and development expenses increased approximately 69%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our artus and Genaco assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

For the nine-month period ended September 30, 2007, research and development expenses increased 38% to $42.1 million (10% of net sales) compared to $30.5 million (9% of net sales) for the same period in 2006.

Sales and Marketing

Sales and marketing expenses increased 57% to $45.2 million (26% of net sales) in the third quarter of 2007 from $28.7 million (24% of net sales) in the same period of 2006. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 52%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the three-month period ended September 30, 2007 as compared to the same period in 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 29% to $108.5 million (25% of net sales) in the nine-month period ended September 30, 2007 from $83.9 million (25% of net sales) in the same period in 2006.

General and Administrative

General and administrative expenses increased 73% to $21.5 million (12% of net sales) in the third quarter of 2007 from $12.4 million (11% of net sales) in the same period of 2006. Using identical foreign exchange rates for both quarters, general and administrative expenses increased approximately 68%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in the third quarter of 2007 is primarily the result of expenses related to our newly acquired subsidiaries in North America, Digene Corporation and eGene Inc.

For the nine-month period ended September 30, 2007, general and administrative expenses increased 34% to $48.8 million (11% of net sales) from $36.5 million (11% of net sales) in the same period of 2006.

Purchased In-Process Research and Development

In connection with the acquisitions during the third quarter of 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to eGene and $25.0 million related to Digene and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise.

In connection with our 2006 acquisitions, during the nine-month period ended September 30, 2006, we recorded charges of $300,000 for purchased in-process research and development.

Acquisition, Integration and Related Costs

During the three- and nine-month period ended September 30, 2007, we recorded costs of $4.5 million and $6.6 million, respectively, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations.

During the third quarter of 2007, a total of $1.3 million was expensed to acquisition related costs within cost of sales. Included within this amount is approximately $1.0 million in cost related to the write-up of acquired inventories which were sold through during the quarter and $300,000 of inventory which has been written off as a result of the acquisitions.

In connection with our 2006 acquisitions, during the nine-month period ended September 30, 2006, we recorded a charge of $1.7 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Costs related to acquisition and integration activities during the three- and nine-month periods ended September 30, 2006 totaled $1.4 million and $5.0 million, respectively, and included $483,000 and $1.0 million in severance and employee related costs and costs related to acquisition integrations of $922,000 and $1.7 million, respectively. In addition, costs in the third quarter 2006 included $2.1 million for the impairment of other assets and other costs of $153,000.

Acquisition Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the three and nine-month periods ended September 30, 2007 and 2006, the amortization expense on acquisition related intangibles within operating expense increased to $3.0 million and $4.4 million, in 2007 respectively, compared to $651,000 and $1.4 million, in 2006, respectively. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

Relocation and Restructuring Costs

Relocation and restructuring costs recorded in the nine-month periods ended September 30, 2007 and 2006 are related to the restructurings of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The relocations and restructurings are now complete.

In the nine-month period ended September 30, 2007, these costs totaled $478,000 and consisted primarily of relocation and severance costs of $173,000, lease and facility costs of $135,000 and other costs of $170,000, $70,000 of which was recorded during the second quarter of 2007. We expensed approximately $785,000 of restructuring and relocation costs in the nine-month period ended September 30, 2006. These costs consisted primarily of relocation and severance costs of $440,000, lease and facility costs of $181,000 and other costs of $164,000. Charges related to these relocations and restructurings totaled approximately $2.0 million.

Other Income (Expense)

Other expense, net was $4.2 million in the third quarter of 2007 compared to other income, net of $1.5 million in the third quarter of 2006. This change in other income was mainly due to higher interest expense.

For the quarter ended September 30, 2007, interest income decreased to $5.4 million from $5.8 million in the same period of 2006. The decrease in interest income was primarily the result of a decrease in amounts invested during the third quarter of 2007 as compared to the same period in 2006, partly offset by an increase in interest rates. At September 30, 2007, we had $308.7 million in cash and cash equivalents compared to $492.0 million at September 30, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene Inc. and Digene Corporation during the third quarter of 2007.

Interest expense increased to $10.7 million in the third quarter of 2007 compared to $4.5 million in 2006. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and Euro Finance and the $500.0 million term loan obtained in July 2007. The increase in interest expense in the three-month period ended September 30, 2007 as compared to the same period in 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

In the three months ended September 30, 2007, research and development grant income from European, as well as German, state and federal government grants increased to $432,000 from $119,000 in the same period of 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

In the three-month period ended September 30, 2007, we recorded a net gain from equity method investees of $75,000 compared to $220,000 in the same period of 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

We recorded a gain from foreign currency transactions of $872,000 in the third quarter of 2007 as compared to a loss of $205,000 in the third quarter of 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. See “Currency Fluctuations”.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the three- and nine-month periods ended September 30, 2007, our effective tax rate was 23% and 37%, respectively, compared to our effective tax rate of 32% and 35% in the three- and nine-month periods ended September 30, 2006, respectively, due to such fluctuations. Further, the effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Effective January 1, 2007, The Netherlands corporate tax rate decreased to 25% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 25% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statue of limitations, $2.2 million of tax benefits have been recognized during the three and nine-months ended September 30, 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of September 30, 2007 and December 31, 2006, we had cash and cash equivalents of $308.7 million and $430.4 million, respectively. In addition, at December 31, 2006 we had investments in current marketable securities of $52.8 million. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At September 30, 2007, cash and cash equivalents had decreased by $121.7 million from December 31, 2006 primarily due to cash paid for acquisitions partially offset by proceeds from new debt. As of September 30, 2007 and December 31, 2006, we had working capital of $433.9 million and $566.7 million, respectively.

Operating Activities. For the nine-month periods ended September 30, 2007 and 2006, we generated net cash from operating activities of $62.7 million and $69.5 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to a decrease in net income, increases in inventories, prepaid and other expenses and accounts receivable, partially offset by depreciation and amortization and accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $647.6 million of cash was used in investing activities during the period ended September 30, 2007, compared to $68.0 million for the nine-month period ended September 30, 2006. Investing activities during 2007 consisted principally of cash paid for the acquisitions of Digene Corporation and eGene Inc., during the third quarter of 2007 along with purchases of property and equipment, partially compensated by proceeds from the sale and purchases of marketable securities.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility opened during the second quarter of 2007 and occupies approximately 61,000 square feet and cost approximately EUR 9.0 million. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

Financing Activities. Financing activities provided $481.7 million in cash for the nine months ended September 30, 2007, compared to $297.3 million provided during the nine months ended September 30, 2006. Cash provided during the period was primarily due to proceeds from debt and the issuance of common shares as a result of stock option exercises, tax benefits from stock-based compensation and proceeds received in connection with agreements to issue shares to QIAGEN Finance and Euro Finance partially offset by the repayment of debt and capital lease payments.

We have credit lines totaling $164 million at variable interest rates, $6,000 of which was utilized as of September 30, 2007. We also have capital lease obligations, including interest, in the amount of $36.1 million, and carry $950.0 million of long-term debt.

We had a note payable of EUR 25.0 million which bore interest at a variable interest rate of EURIBOR plus 0.75%, and was due in annual payments of EUR 5.0 million through June 2011, and a note payable of EUR 5.0 million which was due in June 2008. These notes were repaid in July 2007.

On July 13, 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders have agreed to make available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in five years from the date of the agreement with an amortization schedule commencing on the second anniversary of the loan agreement. . The $150 million credit facility will also expire in five years from the date of the agreement. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The credit facility is available for general corporate purposes.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At September 30, 2007, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in August 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in May 2013 and are convertible into shares of our common stock at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

During the third quarter of 2007, our contractual obligations have increased to include the $500.0 million term loan which is due in five years, with payments beginning in 2009 and the contractual obligations of Digene, the most significant of which is a capital lease obligation of $23.3 million which expires in 2016.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Changes in interest rates affect interest income earned on the Company’s cash and cash equivalents, as well as interest expense on variable interest rate borrowings. Based on the Company’s cash investment balances, and current borrowing levels as of September 30, 2007, a hypothetical adverse 10% movement in market interest rates would decrease quarter-to-date earnings in the three- and nine-month periods ended September 30, 2007 by approximately $175,000 and $525,000 respectively, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2006 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

Our German and Swiss subsidiaries have forward arrangements which qualify for hedge accounting as cash flow hedges of foreign-currency-denominated liabilities. These forward contracts total $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

We have two additional forward arrangements which qualify as cash flow hedges of foreign-currency-denominated liabilities. At September 30, 2007, we held a contract for CND 8.0 million which matures in February 2008. Additionally, we held a contract for JPY 160.0 million which matures in March 2008.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put and call options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Application of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods, and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Share-Based Compensation. Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment”, (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL), the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products, and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Purchase Price Allocation. The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in our Annual Report on Form 20-F for the year ended December 31, 2006 which contains a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will adopt this standard as required on January 1, 2008, and management is currently assessing the effect SFAS 157 will have on our results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for us beginning January 1, 2008. We are evaluating the impact of adopting this standard.

Legal Proceedings

While no assurances can be given regarding the outcome of the below matters, based on information currently available, we believe that the resolution of these matters is unlikely to have materially adverse effects on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (“Third Wave”) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (“the ‘715 patent”), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a motion seeking to certify a judgment of non-infringement as final, so that the judgment may be immediately appealed. In addition, Digene also filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. Neither motion has been decided. A trial on the merits is scheduled for February 2008. Digene intends to vigorously defend itself against Third Wave’s counterclaims.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (“Ventana”) in the United States District Court for the District of Delaware. Digene alleges that Ventana is infringing one or more claims of United States Patent No. 4,849,331 (“the ‘331patent”) and United States Patent No. 4,849,332 (“the ‘332 patent”). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (“Beckman”) human papilloma virus business. On October 18, 2002, Digene filed a motion to add Beckman as a co-defendant in the infringement action, and on December 10, 2002, the court granted the motion. Subsequently, Beckman filed a motion seeking to compel arbitration, which motion was granted. As a matter of judicial economy, the court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (“AAA”) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible. On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The court, however, noted that there remains a substantial question as to whether Ventana has a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana is continuing, and trial has been set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana is now solely based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). The parties also served their opening expert reports on infringement and invalidity on October 12, 2007; the damages expert report was served October 19, 2007 and responsive/rebuttal reports are due on November 4, 2007 for infringement/invalidity and on November 14, 2007 for damages. Expert discovery and depositions will commence with in the next month prior to trial. Currently, the parties are preparing the joint Pre-Trial Order which is due on November 20, 2007, and corporate depositions pursuant to Civil Rule 30(b)(6) are ongoing. Trial is scheduled for December 17 through 21, 2007 in Wilmington, Delaware. Digene intends to vigorously pursue this case.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively “Roche”) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. It is believed that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (“Gen-Probe”) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that its Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the “Motion”) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. To date, the parties have served limited discovery (requests for documents). Digene’s response to the Motion is due on November 30, 2007. A hearing for the Motion is set for January 17, 2008 in New York. The trial before the Panel is scheduled for October 27, 2008 to November 14, 2008. Digene intends to vigorously pursue this case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: November 14, 2007